No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October 4, 2017, Honda Motor Co., Ltd. announced that the company will evolve its automobile production system and capability to further enhance Mono-zukuri (the art of making things/manufacturing) in Japan. In more concrete terms, Honda will pursue two key initiatives: to evolve production operations in Japan and to newly establish a function to evolve production technologies in Japan to be shared globally.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 5, 2017

Honda to Evolve its Automobile Production System and Capability in Japan

On October 4, 2017, Honda Motor Co., Ltd. announced that the company will evolve its automobile production system and capability to further enhance Mono-zukuri (the art of making things/manufacturing) in Japan. In more concrete terms, Honda will pursue two key initiatives: to evolve production operations in Japan and to newly establish a function to evolve production technologies in Japan to be shared globally.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2017/c171004eng.html